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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____ )


                             Concentra Corporation
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   205897101
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement ___ . A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP NO. 205897101                                        PAGE 2 OF 4 PAGES

1.  Name of Reporting Person
       Lawrence W. Rosenfeld

2.  Check the Appropriate Box if a Member of a Group
       (a) ____  (b) ____

3.  SEC Use Only

4.  Citizenship or Place of Organization
       United States of America

Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power
       576,714 shares which includes 132,918 shares currently exercisable under stock option grants

6.  Shared Voting Power
       0 shares

7.  Sole Dispositive Power
       576,714 shares which includes 132,918 shares currently exercisable under stock option grants

8.  Shared Dispositive Power
       0 shares

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       576,714 shares which includes 132,918 shares currently exercisable under stock option grants

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

       Mr. Rosenfeld disclaims beneficial ownership of a total of 31,212 shares of Common Stock of Concentra Corporation held by two separate trusts, the Lawrence W. Rosenfeld Irrevocable Trust for Issue and the Rosenfeld Children's Trust (together, the "Trusts"). The filing of this Schedule 13G shall not be construed as an admission that Mr. Rosenfeld is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the shares of Common Stock of Concentra Corporation held by the Trusts.

11.  Percent of Class Represented by Amount in Row 9
       10.4%

12.  Type of Reporting Person
       IN
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CUSIP NO. 205897101                                        PAGE 3 OF 4 PAGES

ITEM 1.

(a)  Name of Issuer:                 Concentra Corporation
(b)  Address of Issuer's Principal   21 North Avenue
     Executive Offices:              Burlington, MA  01803

ITEM 2.

(a)  Name of Person Filing:          Lawrence W. Rosenfeld
(b)  Address of Principal Business   21 North Avenue
     Office or, if none, Residence:  Burlington, MA  01803
(c)  Citizenship:                    United States of America
(d)  Title of Class of Securities:   Common Stock
(e)  CUSIP Number:                   205897101

ITEM 3.

Not applicable.

ITEM 4.  OWNERSHIP.

(a)  Amount Beneficially Owned:      576,714 shares which includes 132,918
                                     shares currently exercisable under
                                     stock option grants
(b)  Percent of Class:               10.4%

(c)  Number of Shares as to which such person has:
     (i) sole power to vote or to direct the vote: 576,714 shares which includes 132,918 shares currently exercisable under stock option grants
     (ii)  shared power to vote or to direct the vote:  0 shares
     (iii) sole power to dispose or to direct the disposition of:
           576,714 shares which includes 132,918 shares currently exercisable under stock option grants
     (iv)  shared power to dispose or to direct the disposition of:  0 shares

Lawrence W. Rosenfeld disclaims beneficial ownership of a total of 31,212 shares of Common Stock of Concentra Corporation held by two separate trusts, the Lawrence W. Rosenfeld Irrevocable Trust for Issue and the Rosenfeld Children's Trust (together, the "Trusts"). The filing of this Schedule 13G shall not be construed as an admission that Mr. Rosenfeld is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the shares of Common Stock of Concentra Corporation held by the Trusts.
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CUSIP NO. 205897101                                        PAGE 4 OF 4 PAGES

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.  CERTIFICATION.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 14, 1997
                                               _________________________
                                                         Date

                                               /s/ Lawrence W. Rosenfeld
                                               -------------------------
                                               Lawrence W. Rosenfeld